Exhibit 99.1

KBS FASHION GROUP LIMITED

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On February 3, 2016

To the Shareholders of KBS Fashion Group Limited:

Notice is hereby given that the Special Meeting of Shareholders (the “Meeting”) of KBS Fashion Group Limited, a Republic of the Marshall Islands corporation (the “Company”) will be held on Friday, February 3, 2017, at 9:00 a.m., local time, at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China. The Meeting is held for the following purpose:

To consider and vote upon a proposal to grant discretionary authority to the Board of Directors of the Company to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more combinations of issued and outstanding shares of common stock, par value $0.0001 of the Company (“Common Stock”) at a ratio within the range from one-for-two up to one-for-twenty (the “Reverse Stock Split”) and (ii) determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number.

All shareholders of the Company at the close of business on January 6, 2017 are entitled to notice of, and vote on the matters to be acted on at the Meeting and any adjournment. A list of the shareholders of record entitled to vote at the Meeting may be examined at our offices during the 10-day period preceding the Meeting.

You are cordially invited to attend the Meeting. A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

Whether or not you expect to attend the Meeting in person, we urge you to vote your shares of Common Stock at your earliest convenience. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet. Submitting your proxy now will not prevent you from voting your shares at the Meeting if you desire to do so, as your proxy is revocable at your option before it is exercised at the Meeting.

If you plan to attend the Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you with evidence of your share ownership. This will enable you to gain admission to the Meeting.

By Order of the Board of Directors,

/s/ Keyan Yan
January 9, 2017	Chairman and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

SPECIAL Meeting of SHAREHOLDERS TO BE HELD ON FEBRUARY 3, 2017

This Notice and Proxy Statement are available online at http://www.astproxyportal.com/ast/17938.

TABLE OF CONTENTS

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GENERAL INFORMATION	1

PROPOSAL APPROVAL OF A REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING COMMON STOCK	3

OTHER MATTERS	7

KBS FASHION GROUP LIMITED

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of KBS Fashion Group Limited, a Republic of the Marshall Islands corporation (the “Company” or “we”), for the Special Meeting of Shareholders (the “Meeting”). The Meeting is to be held at 9:00 a.m., local time, on Friday, February 3, 2017, and at any adjournment or adjournments thereof, at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China. We will send or make these proxy materials available to shareholders on or about January 9, 2017.

GENERAL INFORMATION

Purpose of Meeting

The purpose of the Meeting is to seek shareholder approval of the following proposal: to grant discretionary authority to the Board of Directors of the Company to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more combinations of issued and outstanding shares of common stock, par value $0.0001 of the Company (“Common Stock”) at a ratio within the range from one-for-two up to one-for-twenty (the “Reverse Stock Split”) and (ii) determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number (the “Reverse Split Proposal”).

Who May Vote

Only shareholders of our Common Stock as of the close of business on January 6, 2017 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available for ten days prior to the Meeting, during office hours, at the executive offices of the Company at Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China, by contacting the Corporate Secretary of the Company.

You have one vote for each share of Common Stock you held on the Record Date on the Reverse Split Proposal to be voted at the Meeting. On the Record Date, the Company had 25,417,329 shares of Common Stock outstanding. No other class of voting securities was then outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if the holders of a majority of shares of Common Stock issued and outstanding and entitled to vote at the Meeting are present in person or represented by proxy. Should you submit a proxy, even though you abstain as to the Reverse Split Proposal, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting. A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Adoption of the Reverse Split Proposal at the Meeting requires the affirmative vote of a majority of the total voting power of those shares of Common Stock entitled to vote on that proposal at the Meeting.

Voting Your Proxy

If you hold your shares in your own name, there are three ways to vote:

By Mail. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided.

By Internet. You may vote over the Internet going to the link provided on the enclosed proxy card and following the instructions thereon;

In Person. You may vote in person at the Meeting. We will give you a ballot when you arrive. You may still attend the Meeting and vote in person if you have already voted by proxy or given your proxy authorization.

If your shares are held through a broker, trust, bank, or other nominee, please refer to the information forwarded to you by such holder of record to obtain a valid proxy from it. You will need to bring this legal proxy with you to the Meeting in order to vote in person.

The shares represented by any proxy duly given will be voted at the Meeting in accordance with the instructions of the shareholder. If you are a registered holder and no specific instructions are given the shares will be voted FOR the Reverse Split Proposal. If you are a beneficial holder (i.e., you hold your shares through a bank or broker) and do not provide voting instructions to your broker, your shares will not be voted on the Reverse Split Proposal because this proposal is considered a non-routine matter and will be deemed as broker non-votes.

Revoking Your Proxy

You may change your proxy instructions at any time prior to the vote at the Meeting. For shares held directly as the shareholder of record, you may accomplish this by granting another proxy that is properly signed and bears a later date, by sending a properly signed written notice to our Corporate Secretary or by attending the Meeting and voting in person. To revoke a proxy previously submitted through the Internet, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described above. For shares held beneficially by you, you may change your vote by submitting new voting instructions to your broker or nominee. All written notices to the Company should be addressed as follows: KBS Fashion Group Limited, Xin Fengge Building, Yupu Industrial Park, Shishi City, Fujian Province 362700, People’s Republic of China., Attention: Corporate Secretary.

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PROPOSAL
APPROVAL OF A REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING
COMMON STOCK

Background

The Company’s Common Stock is listed on The Nasdaq Capital Market under the trading symbol of “KBSF.” In order for our Common Stock to continue to be listed on The Nasdaq Capital Market, we must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed stocks maintain a minimum bid price of $1.00 per share (the “Bid Price Rule”). On March 3, 2016, we received a letter from Nasdaq indicating that for the 30 consecutive business days between January 20, 2016 and March 2, 2016, the bid price of our Common Stock closed below the minimum $1.00 per share and as a result, we are no longer in compliance with the Bid Price Rule. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until August 30, 2016, to regain compliance with the minimum bid price requirement. On August 31, 2016, Nasdaq granted us additional 180 days, or until February 27, 2017, to regain compliance with the Bid Price Rule. If we do not regain compliance by February 27, 2017, our Common Stock will be subject to delisting. At that time, we may appeal the staff’s delisting determination to a Hearings Panel. There can be no assurance that, however, if we do appeal the delisting determination by the staff to the Hearings Panel, that such appeal would be successful. If a delisting were to occur, trading in our Common Stock in the United States may be conducted, if available, on the Over the Counter market or another medium. As of January 9, 2017, we continue to not be in compliance with the Bid Price Rule.

Purpose of Reverse Stock Split

To enhance our ability to regain the compliance of the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate a reverse stock to increase the market price per share of our Common Stock. As a result, the Board is soliciting shareholder approval of an amendment (the "Amendment") to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding Common Stock at a ratio of not more than one-for-twenty. The form of the Amendment will be substantial as set forth on Appendix A, subject to any changes required by applicable law. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the proposal. The reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

Our Board of Directors intends to effect a reverse stock split only if it believes that a decrease in the number of Common Stock outstanding is likely to improve the trading price of our Common Stock and is necessary to continue our listing on the Nasdaq Capital Market. If shareholders approve the proposed reverse stock split, it will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time. The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

The Board of Directors believes that the delisting of our Common Stock from The NASDAQ Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of our Common Stock, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. The Board of Directors also believes that such delisting could also cause a loss of confidence of corporate partners, customers and our employees, which could harm our business and future prospects.

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In evaluating whether or not to conduct the reverse stock split, the Board of Directors also took into account various negative factors associated with such corporate action. These factors include: the negative perception of reverse stock splits held by some investors, analysts and other stock market participants; the fact that the stock price of some companies that have effected of reverse stock splits has subsequently declined back to pre-reverse stock split levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a reverse stock split.

The Board of Directors considered these factors, and the potential harm of being delisted from The NASDAQ Capital Market. The Board of Directors determined that continued listing on The NASDAQ Capital Market is in the best interest of the Company and its shareholders, and that the reverse stock split is probably necessary to maintain the listing of our Common Stock on The NASDAQ Capital Market. As noted above, even if shareholders approve the reverse stock split, the Board of Directors reserves the right not to effect the reverse stock split if it no longer believes that a reverse stock split is in the best interests of the Company and its shareholders.

In addition, there can be no assurance that, after the reverse stock split, we would be able to maintain the listing of our Common Stock on The NASDAQ Capital Market. The NASDAQ Capital Market maintains several other continued listing requirements currently applicable to the listing of our Common Stock. Shareholders should recognize that if the reverse stock split is effected, they will own a smaller number of Common Stock than they currently own. While we expect that the reverse stock split will result in an increase in the market price of our Common Stock, the reverse stock split may not increase the market price of our Common Stock in proportion to the reduction in the number of Common Stock outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the reverse stock split is effected and the market price of our Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of our Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split. Accordingly, the reverse stock split may not achieve the desired results that have been outlined above.

Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the reverse stock split.

Effects of the Reverse Stock Split

The reverse stock split will reduce the number of issued and outstanding shares of our Common Stock. It will not result in a change in the number of authorized Common Stock or the par value of Common Stock. However, the reverse stock split will effectively increase the number of authorized but unissued Common Stock available for future issuance.

For example, if our Board of Directors implements a one-for-ten reverse stock split of our Common Stock, then a shareholder holding 500 shares of Common Stock before the reverse stock split would hold 50 shares of Common Stock after reverse stock split. However, each shareholder's proportionate ownership of the issued and outstanding Common Stock immediately following the effectiveness of the reverse stock split would remain the same.

Proportionate adjustments will be made based on the ratio of the reverse stock split to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Common Stock. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the reverse stock split as was the case immediately preceding the reverse stock split.

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Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the reverse stock split. If approved by the shareholders at the Meeting, the Board of Directors will have the discretionary authority to determine whether to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board of Directors determines to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of Common Stock they hold before the reverse stock split is not evenly divisible by the ratio ultimately selected by the Board of Directors will be entitled, upon surrendering to the exchange agent of certificates representing such Common Stock or, in the case of non-certificated Common Stock, such proof of ownership as required by the exchange agent, to receive cash (without interest or deduction) in lieu of such fractional shares. The cash payment will be equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Common Stock on the Nasdaq Stock Market on the effective date of the reverse stock split, or, if such price is not available, a price to be determined by the Board.

Alternatively, the Board of Directors may determine to entitle shareholders to receive from the Company’s exchange agent, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number.

The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Procedure for Implementing the Reverse Stock Split

As soon as practicable after the effective date of the reverse stock split, the Company's shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, American Stock Transfer & Trust Company, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split Common Stock in exchange for certificates representing post-split Common Stock or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

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Federal Income Tax Consequences of the Reverse Stock Split

The reverse stock split should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a stockholder generally will not recognize gain or loss on the reverse stock split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-split shares. The holding period and tax basis of the pre-split Common Stock will be transferred to the post-split Common Stock (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the reverse stock split may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

The affirmative vote of a majority of all the issued and outstanding shares of Common Stock, entitled to vote at the Meeting is required to approve the Reverse Split Proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote FOR approving the Reverse Split Proposal.

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OTHER MATTERS

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

January 9, 2017	By Order of the Board of Directors

/s/ Keyan Yan
Chairman and Chief Executive Officer

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ARTICLES OF AMENDMENT OF

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

KBS FASHION GROUP LIMITED

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Lixian Tu, Chief Financial Officer of KBS Fashion Group Limited, a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: KBS FASHION GROUP LIMITED

2.	The Articles of Incorporation were originally filed with the Registrar of Corporations as of the 26th day of January, 2012. The Articles of Incorporation were amended and restated as of the 30th day of October, 2012 and were further amended on the 31st day of October, 2014.

3.	The following shall be inserted immediately following the first paragraph of Article VI – Capitalization of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“Effective with the commencement of business on _____________, 2017 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], every _____ (__) shares of Common Stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of Common Stock and the number and par value of shares of Preferred Stock authorized pursuant to this Article shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, ________________________.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders of the Corporation held on February 3, 2017.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on behalf of the Corporation on this _____ day of _____, 2017.

Lixia Tu
Chief Financial Officer

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KBS Fashion Group Limited
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 3, 2017

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of KBS Fashion Group Limited, a Republic of the Marshall Islands corporation (the “Company”), acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement, dated January 9, 2017, and hereby constitutes and appoints Mr. Keyan Yan and Ms. Lixia Tu, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Common Stock which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on February 3, 2017, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matter:

The undersigned hereby instructs said proxies or their substitutes:

To grant discretionary authority to the Board of Directors of the Company to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more combinations of issued and outstanding shares of common stock, par value $0.0001 of the Company (“Common Stock”) at a ratio within the range from one-for-two up to one-for-twenty (the “Reverse Stock Split”) and (ii) determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number.

FOR ☐          AGAINST ☐          ABSTAIN ☐

P-1

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD.

I (we) acknowledge receipt of the Notice of Special Meeting of Shareholders and the Proxy Statement dated January 9, 2017 and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

Name (if joint)

Date _____________, 2017

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.

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